UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: December 3, 2020	By	/s/ Santosh Haldankar
		Name:	Santosh Haldankar
		Title:	Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated December 2, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited.

Exhibit I

December 2, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

We hereby submit the results of the e-voting pursuant to the Postal Ballot of the Bank, for all resolutions as specified in the Postal Ballot Notice dated October 17, 2020.

Period of Postal Ballot	November 2, 2020 to December 1, 2020
Total no. of shareholders as on the record date	1411294

All the resolutions placed through the Postal Ballot were passed with the requisite majority. The resolutions are deemed as passed on the last date of the e-voting, i.e. Tuesday, December 1, 2020.

The Report of the Scrutinizer viz., M/s. BN & Associates, is enclosed herewith.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.: a/a.

HDFC BANK LTD - VOTING RESULTS OF POSTAL BALLOT-2020

Date of declaration of result of Postal Ballot	December 2, 2020

Total number of shareholders on record date	1411294

No. of Shareholders present in the meeting either in person or through proxy	Not Applicable
Promoters and Promoter Group:
Public:

No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:
Public:

Resolution required: (Ordinary/Special)			Ordinary (01) : Appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as a Director of the Bank.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2513331181	92.640	2509721400	3609781	99.856	0.144
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2713018943	2513331181	92.640	2509721400	3609781	99.856	0.144

Public - Non Institutions	E-Voting		2870869	0.176	2863003	7866	99.726	0.274
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1627599279	2870869	0.176	2863003	7866	99.726	0.274

Total		5505244056	3680827884	66.860	3677210237	3617647	99.902	0.098

Resolution required: (Ordinary/Special)	Ordinary (02) : Appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as
the Managing Director & Chief Executive Officer of the Bank, for a period of three (3) years, w.e.f. October 27, 2020, on the terms and conditions relating to
			the said appointment, including remuneration, as approved by the RBI

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2473801322	91.183	2470064137	3737185	99.849	0.151
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2713018943	2473801322	91.183	2470064137	3737185	99.849	0.151

Public - Non Institutions	E-Voting		2871109	0.176	2859514	11595	99.596	0.404
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1627599279	2871109	0.176	2859514	11595	99.596	0.404

Total		5505244056	3641298265	66.142	3637549485	3748780	99.897	0.103